TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

SUPPL

RECEIVED 2007 JUL 10 P

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Massachusetts Financial Services Company
4. Full name of shareholder(s) (if different from 3.):	MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29.06.07
6. Date on which issuer notified:	03.07.07
7. Threshold(s) that is/are crossed or reached:	5.04%
8. Notified details: [redacted]	Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

07025086

PROCESSED

OCT 30 2007

THOMSON FINANCIAL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B02SH635	43,995,947	43,995,947			31,791,176		5.04%

dlw 10/22

mfs070704

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
31,791,176	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ladbrokes plc – B0ZSH63
Holdings as of 29 June 2007

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	15,171,977	2.41%
MFS Institutional Advisors, Inc.(MFSI)	6,940,940	1.10%
MFS International Ltd. (MIL)	7,764,055	1.23%
MFS International Management K.K.(MIM K.K.)	151,538	0.02%
MFS Investment Management (Lux) S.A. (MIM Lux)	1,762,666	0.28%
Notifiable Interest	31,791,176	5.04%
Shares Outstanding	630,288,900	

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Massachusetts Financial Services Company
4. Full name of shareholder(s) (if different from 3.):	MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25-6-07
6. Date on which issuer notified:	27-6-07
7. Threshold(s) that is/are crossed or reached:	4.97% as of 25 June 2007
8. Notified details:	Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B02SH635	43,923,979	43,923,979			31,158,439		4.95%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
31,158,439	4.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ladbrokes plc – B0ZSH63
Holdings as of 25 June 2007

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	15,437,177	2.45%
MFS Institutional Advisors, Inc.(MFSI)	6,849,860	1.09%
MFS International Ltd. (MIL)	6,960,968	1.11%
MFS International Management K.K.(MIM K.K.)	151,538	0.02%
MFS Investment Management (Lux) S.A. (MIM Lux)	1,758,896	0.28%
Notifiable Interest	31,158,439	4.95%
Shares Outstanding	629,788,600	

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Lloyds TSB Group plc
4. Full name of shareholder(s) (if different from 3.):	Nominees (Jersey) Ltd Perry Nominees Ltd Boltro Nominees Ltd Ward Nominees Ltd Lloyds Bank (Pep) Nominees Ltd State Street Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29 June 2007
6. Date on which issuer notified:	3 July 2007
7. Threshold(s) that is/are crossed or reached:	Fell below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
B0ZSH63 ORD GBP 0.28333	19,677,236	19,677,236	18,062,717	0	18,062,717	0	2.866

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	% of voting rights
18,062,717	2.866

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

43,362 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Offshore Ltd, a wholly owned subsidiary of Lloyds TSB Offshore Holdings Ltd, a wholly owned subsidiary of Lloyds Bank Subsidiaries Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

549,877 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

147,807 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

46,660 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

385,442 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

16,889,569 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 500,267 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') BETWEEN 31 MAY AND 29 JUNE 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 630,288,881 ORDINARY SHARES OF 28 ⅓P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 630,288,881 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

END

ALLOTMENTANNOUNCEMENTJune